Exhibt 99.162

DeFi Technologies Expands European Footprint and Announces Listing of Valour ETPs on Euronext Paris & Amsterdam

•	Valour Bitcoin Zero (ISIN: CH0573883474) and Valour Ethereum Zero (ISIN: CH0585378752)) now available on Euronext exchanges

•	Both products offered with zero management fees

TORONTO, Dec. 15, 2021 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company bridging the gap between traditional capital markets and decentralized finance, announced today that its wholly owned subsidiary Valour Inc. ("Valour"), an issuer of digital asset ETPs, has listed two of its Exchange-Traded Products ("ETPs") on the Euronext exchange in Paris and Amsterdam.

Listing these and other ETPs on Euronext will expand the company's European footprint and allow it to provide a larger investor base with access to digital assets via mainstream investment channels. The following industry leading ETPs are now available on Euronext Amsterdam and Paris:

•	Valour Bitcoin Zero ISIN: CH0573883474 / Ticker: BTC0 / Fee: 0% p.a.

•	Valour Ethereum Zero ISIN: CH0585378752 / Ticker: ETH0 / Fee: 0% p.a.

In the past three months, Valour announced the listing of its Bitcoin Zero and Ethereum Zero products on the Frankfurt Stock Exchange. Valour also listed the world's first Uniswap ETP on the Frankfurt exchange and on the Nordic Growth Market ("NGM").

"Our mission is to broaden investor access to digital assets, and expanding into different European markets is at the heart of that mission. This listing of our ETPs with Euronext in Paris and Amsterdam is a fantastic milestone," said Diana Biggs, CEO of Valour and CSO of DeFi Technologies. "We're in a key phase of growth as we continue our journey to create truly innovative and accessible product offerings for this exciting new asset class."

"The recent accomplishments over the last months reinforce Valour's ability to continually develop and expand its offering," said Russell Starr, CEO of DeFi Technologies. "We have said throughout 2021 that we will continue to launch new products and expand into new markets, and we have delivered on those promises. I look forward to seeing this growth continue into 2022 and beyond."

In November, Valour surpassed US$370m in assets under management ("AUM") from the trading of its products on the NGM and Frankfurt stock exchanges. This achievement marks an exceptional first eleven months of 2021, which has seen AUM grow more than 4000% since the start of the year.

Valour offers fully hedged digital asset exchange-traded products with low to zero management fees. Valour's Uniswap (UNI) ETP is the world's first and only, with Cardano (ADA), Polkadot (DOT) and Solana (SOL) ETPs the first of their kind in the Nordics. Valour's Bitcoin Zero and Valour Ethereum Zero remain the first and only fully hedged, passive investment product with

Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee-free, with competitors charging up to 2.5% in management fees.

Learn more about DeFi Technologies and Valour at defi.tech and valour.com.

About DeFi Technologies
DeFi Technologies Inc. is a technology company bridging the gap between traditional capital markets and decentralised finance. Our mission is to expand investor access to industry-leading decentralised technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://defi.tech/.

About Valour
Valour Inc. issues exchange-listed financial products that enable retail and institutional investors to access investment in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and based in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO:DEFI, GR: RMJ.F, OTC: DEFTF). For more information on Valour, visit www.valour.com.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to listing of ETPs by Valour on Euronext Paris and Amsterdam; the growth of AUM; expansion of DeFi Technologies and Valour into other geographic areas; the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to acceptance of Valour ETPs by Frankfurt, Euronext and other exchanges; investor demand for DeFi Technologies' and Valour's products; the growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

View original content to download multimedia:
https://www.prnewswire.com/news-releases/defi-technologies-expands-european-footprint-and-announces-listing-of-valour-etps-on-euronext-paris--amsterdam-301

SOURCE DeFi Technologies, Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/December2021/15/c0955.html

%SEDAR: 00007675E

For further information: For further information, please contact: Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407- 491-4498, Dave@redchip.com; Public Relations, Marie Knowles, MFK Publicity, marie@mfkpublicity.co

CO: DeFi Technologies, Inc.

CNW 07:30e 15-DEC-21